Exhibit 99.4

Kookmin Bank’s 2003 Operating Results

On February 9, 2004, the board of directors of Kookmin Bank has approved and ratified non-consolidated financial statements prepared in accordance with Korean GAAP for the fiscal year of 2003 and no dividend payout for the same year. After the board of directors’ meeting, Kookmin Bank held an earnings conference and released its operating results for the fiscal year of 2003. Followings are the key figures released during the conference, and full presentation material is available at Kookmin Bank website(www.kbstar.com) for further information.

The figures in this section are taken from unaudited and non-consolidated financial statements. They are subject to change in the course of audit process by our independent auditor.

On September 30, 2003, Kookmin Bank merged with one of its major subsidiaries, Kookmin Credit Card Co. Under Korean GAAP, the merger was accounted for the transaction between the entities under common control and therefore the Bank recognized the assets and liabilities transferred at their carrying amounts in the accounts of Kookmin Credit Card Co. at the date of transfer.

However, for the purpose of comparison, we presented, hereunder, the pro-forma figures for year 2002 which have been derived from pro-forma financial statements, which present simple arithmetic summation of the two entities’ past earnings and financial conditions, excluding inter-transaction as if the merger had been completed in September 30, 2002.

1. Financial Highlights

1.1 Balance sheet figures

	As of the date indicated
(tn Won)	December 31, 2003	December 31, 2002	% Change (YoY)
Total Assets	184.1	182.9		0.66
Loans in Won	123.7	116.6		6.09

Total Liabilities	175.5	172.9		1.50
Deposits in Won	134.4	125.2		7.35

Total Stockholders’ Equity	8.6	10.0	Δ	14.00

1.2 Operating results

	For the years ended December 31
(bn Won)	2003		2002		% Change (YoY)
Operating Income		77.9		1,604.0	Δ	95.1

Operating Income before Provisioning		4,531.5		4,004.6		13.2

Non-operating Income	Δ	1,082.8	Δ	271.3		N.A.

Net Income	Δ	611.8		853.5	Δ	171.7

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2. Key Financial Indicators

☐	NIS	3.84%
☐	NIM	3.30%
☐	ROA	Δ0.34%
☐	ROE	Δ6.28

3. Asset Quality

	As of the date indicated
(bn Won)	December 31, 2003	December 31 2002	% Change (YoY)
Total Loans for NPL Management	140,768.6	141,735.2	Δ	0.7

Allowance for Loan Losses	3,712.3	3,391.2		9.5

Substandard & Below Ratio	3.59%	3.01%		0.6	%p

Coverage Ratio	73.5%	79.4%	Δ	5.9	%p

Delinquency Ratio[1]	3.22%	3.39%	Δ	0.17	%p

[1]	Applying the Financial Supervisory Service Standards

4. Dividend

The board of directors of Kookmin Bank has also passed a resolution of not to pay any cash or stocks dividends to shareholders for the fiscal year of 2003. However, no dividend resolution passed by the Board is subject to approval at the forthcoming annual shareholders’ meeting.

This document and the attached presentation material contain forward-looking statements, as defined in the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements reflect Kookmin Bank’s current views with respect to future events and financial performance, and are subject to certain risks and uncertainties, which could cause actual results to differ materially from those anticipated. Although Kookmin Bank believes the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that its expectations will be attained. Kookmin Bank undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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